Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

April 8, 2016

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes

Re:	Agenus Inc.

Registration Statement on Form S-3

Filed February 26, 2016

File No. 333-209749

Dear Ms. Hayes:

This letter is being submitted on behalf of Agenus Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-3 filed on February 26, 2016 (the “Registration Statement”), as set forth in your letter dated March 7, 2016 addressed to Mr. Garo H. Armen, Chief Executive Officer and Chairman of the Company (the “Comment Letter”). The Company is concurrently filing an Amendment No. 1 to the Registration Statement on Form S-3 (the “Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending a copy of each of this letter and the Amendment No. 1 marked to show changes from the Registration Statement.

April 8, 2016

General

Claims Against the Company, page 239

1.	Please note that we will not be in a position to take your filing effective until you have included audited financial statements for the year ended December 31, 2015 pursuant to Article 3-01 of Regulation S-X. Please be advised that if you choose to incorporate by reference your Form 10-K for the fiscal year ended December 31, 2015 which, in turn, incorporates by reference the Part III information to be included in your 2016 definitive proxy statement, such Part III information would be required to be filed prior to effectiveness of your registration statement. For guidance, please refer to the Division of Corporation Finance’s Securities Act Forms Compliance and Disclosure Interpretation 123.01, available on the Commission’s website.

RESPONSE: The Company respectfully acknowledges the Staff’s comment.

2.	We note that you have a pending confidential treatment request. We will not be in a position to accelerate the effectiveness of your registration statement until we have completed processing your confidential treatment request.

RESPONSE: The Company respectfully acknowledges the Staff’s comment.

Exhibit 5

3.	It is not appropriate for counsel to include in its opinion assumptions that are overly broad, assume away the relevant issue, or assume the material facts underlying the opinion. For example, counsel should not assume that the registrant has sufficient authorized shares. Please obtain from counsel and file a revised legal opinion which retains no such assumptions. For guidance, please see Staff Legal Bulletin No. 19 at Section II.B.3.a, available on the Commission’s website

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has filed a revised opinion of its counsel in Exhibit 5.1 with Amendment No.1 in response to the Staff’s comment.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

April 8, 2016

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1971.

Sincerely,

/s/ Arthur R. McGivern

Arthur R. McGivern

Enclosures

cc:	Even Kearns, Corporate Counsel, Agenus Inc.

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